Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022





                                  April 7, 2008



VIA U.S. MAIL

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: William H. Demarest IV


Re:      Riviera Holdings Corporation

         Item 4.01 Form 8-K
         Filed March 31, 2008
         File No.0-21430

Dear Mr. Demarest:

         We acknowledge receipt of the letter of comment dated April 2, 2008 from the Division of Corporation Finance (the "Comment Letter") with regard to the above-referenced matter. We have reviewed the Comment Letter with Riviera Holdings Corporation ("Riviera" or the "Company") and provide the following supplemental response on its behalf. A revised copy of the Form 8-K (the "Amended 8-K") has been filed on the date hereof.

Comment 1:

         We note that the letter from your former accountant filed as Exhibit
         16.1 is not signed. Please file an amendment to your Form 8-K to include a signed letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

         We acknowledge your comment and confirm that the letter from the Company's former accountant had been signed by them prior to filing the Form 8-K, and a corrected exhibit letter has been filed with the Amended 8-K.





         If you have any further comments, please do not hesitate to contact me. I may be reached at (212) 451-2289.



                                                     Very truly yours,


                                                     /s/Adam Finerman
                                                     --------------------------
                                                     Adam Finerman, Esq.




cc:      Tullio J. Marchionne
         Secretary and General Counsel
         Riviera Holdings Corporation
         2901 Las Vegas Boulevard South
         Las Vegas, NV 89109